FOR IMMEDIATE RELEASE

NATUROL INC. LAUNCHES COMMERCIAL EXTRACTION PROGRAMME AT PRINCE EDWARD ISLAND
                           FOOD TECHNOLOGY CENTER

March 4th, 2002, London - Coronado Explorations Ltd. (The Company) (OTC:BB-
COOX) announced today that its wholly owned subsidiary Naturol Inc.'s (Naturol) (www.naturol.net) pilot processing extraction unit is now fully operational at the Prince Edward Island Food Technology Center and has yielded promising results on initial extraction tests employing Naturol's proprietary extraction technology.

Based in Charlottetown, Prince Edward Island, Canada, the Prince Edward Island Food Technology Center (FTC) (www.gov.pe.ca/ftc) is a recognised world class facility providing a range of innovative, leading edge services to the agri-food and seafood processing industries. Its resources include project management, laboratory analysis, technical support, applications development and biomass extraction technology. The FTC has produced a number of successful, innovative food products via its commercially oriented research and development programs.

Scientists at the FTC, Naturol's product development partners, have launched a research program to optimise extraction methodology for a number of bioactive compounds employing Naturol's proprietary extraction technology for the Pharmaceutical and Nutraceutical markets.

Target extracts include Lutein from the orange pigment in the Marigold flow, which is used as a dietary supplement believed to be beneficial in treating or preventing macular degeneration, a major cause of blindness for an estimated 13 million people in the United States. An independent study has shown that Lutein and Zeaxanthin are strongly associated with reducing the risk of advanced macular degeneration. The U.S. Food and Drug Administration cautions however that the possible benefits of Lutein are as yet still uncertain. Another extract being studied is Saw Palmetto whose primary application is for the promotion of health in the male prostate gland. Saw Palmetto is currently sold as a dietary supplement in North America and sales are in excess of $89 million.

Development work will also commence shortly on optimising the extraction of Astaxanthin from waste seafood shells. Currently all farmed salmon and shrimp are fed the artificial chemical colorant Cantaxanthin whose sales are in excess of $150 million anually. The success of the Naturol/FTC research program could lead to the replacement of artificial colorants in the global fish farming industry. Natural Astaxanthin has also shown powerful anti-oxidant properties with significant potential for the Nutraceutical industry.

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Naturol Inc. is dedicated to becoming a global leader in the commercialization of technology for the production of low cost, high quality extracts from natural materials. Naturol's proprietary technologies offer a benign and cost effective alternative to current extraction technologies and will produce high quality extracts to be used in the $2.4 billion dollar U.S. market for pharmaceutical, neutraceuticals, flavors and fragrances.

Forward Looking Statements. The statements in this press release regarding the merger, future opportunities and any other effect, result or aspect of the transaction and any other statements, which are not historical fact, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereo or to reflect the occurrence of unanticipated events.

CONTACT:

Naturol Inc.
Brad Grieco or Isaac Moss
Tel: 702 450 1600
Fax: 702 450 5790